[LOGO] FINANCIAL FEDERAL CORPORATION
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       733 Third Ave., New York, NY 10017       (212) 599-8000
       Fax (212) 286-5885                       www.financialfederal.com


                                                  March 13, 2006
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Joyce Sweeney, Accounting Branch Chief
Via mail and facsimile (202) 772-9208


     Re:  Financial Federal Corporation
          Form 10-K for the fiscal year ended July 31, 2005
          File No. 1-14237
          -------------------------------------------------

Dear Ms. Sweeney:

We are responding to your comment letter dated and received by fax March 7, 2006. Financial Federal Corporation (the "Registrant") and its management acknowledge (i) the Registrant is responsible for the adequacy and accuracy of the disclosures in the Annual Report on Form 10-K for its fiscal year ended July 31, 2005 (ii) Securities and Exchange Commission staff comments or changes to disclosures in response to Securities and Exchange Commission staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Form 10-K and (iii) the Registrant may not assert Securities and Exchange Commission staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Our responses are keyed to the four bullet points under your comment 1.

   "We note your disclosure on page 14 that in December
   2004 you irrevocably elected to pay the value of converted debentures, not exceeding the principal amount, in cash. Please tell us the following:"


Comment # 1, first bullet -
---------------------------
     "the specific terms of the convertible debentures prior to and subsequent to this election;"

The Indenture, dated April 12, 2004, between Financial Federal Corporation and Deutsche Bank Trust Company Americas for Registrant's $175 million 2.0% Convertible Senior Debentures due 2034 was attached as Exhibit 4.15 to the Form 8-K filed with the Securities and Exchange Commission on April 22, 2004 (SEC Accession No. 0000854711-04-000031). Section 10.03 (c) of the Indenture
(reproduced below) states (as bolded below) the Registrant may irrevocably elect, in its sole discretion without the consent of the

Holders, ... to satisfy the Conversion Obligation in cash by paying 100% of the principal amount. Attached as Exhibit A, is the Notice of Election of Cash Settlement the Registrant sent to Deutsche Bank (the transfer agent) for distribution to the holders.


        INDENTURE SECTION 10.03
        -----------------------
        (c) Notwithstanding anything to the contrary in this Indenture, [START BOLD at any time prior to Stated Maturity, the Company may irrevocably elect, in its sole discretion without the consent of the Holders, by notice to the Trustee and the Holders, to satisfy the Conversion Obligation in cash by paying 100% of the principal amount of the Securities converted after the date of such election. END BOLD] After making such election, the Company shall satisfy the remainder of the Conversion Obligation to the extent it exceeds the principal amount in Common Stock. Settlement amounts shall be computed and settlement dates shall be determined in the same manner as set forth above under clause (a); provided that notice of the election to deliver cash for the principal amount will be deemed to have been provided on the last date of the Cash Settlement Notice Period and the Notice of Conversion will not be retractable.


The Registrant's irrevocable election did not change the terms of nor amend the Indenture.

Registrant's initial disclosure of this transaction (reproduced below) in a Securities and Exchange Commission filing was made in
Part II, Item 5, Other Information in its quarterly report filed on Form 10-Q for the quarter ended October 31, 2004 filed with the Securities and Exchange Commission on December 9, 2004 (SEC Accession No. 0000854711-04-000108).


        OCTOBER 31, 2004 FORM 10-Q, PART II
        Item 5.   Other Information
        -----------------------------------

             On December 8, 2004, we irrevocably elected
        (in accordance with the terms of our $175.0
        million convertible senior debentures due in 2034) to fix the payment of the value of converted debentures, not exceeding the principal amount, in cash. Any value in excess of principal will be paid in shares of common stock. This eliminated the 4.0 million shares of common stock originally issuable upon conversion.


Comment # 1, second bullet -
----------------------------

     "whether this transaction was an election of previously available provisions of the debenture or a modification of terms;"

This transaction was a unilateral election of the Registrant (not requiring consent of the Holders) of a previously available provision of the debentures and did not require modification of its terms. The sole effect of the election was to eliminate the flexibility the Registrant originally had under the Indenture to deliver the value of converted debentures in any combination of cash or stock. Therefore, the election only affects the form of payment. The election had no effect on the interest rate, timing of cash flows, convertibility, principal amount or maturity of the debentures. The election was effected without any fees paid or received and did not involve any intermediaries.


Comment # 1, third bullet -
---------------------------

     "how you will determine the amount of shares issuable in exchange for any value over principal; and"


The number of shares issuable in exchange for any value over principal will be determined as follows:

For each $1,000 principal amount of debentures, the number of shares issuable for any value over principal as of July 31, 2005 would equal the adjusted conversion rate of 22.86 shares multiplied by the closing stock price on the conversion date less $1,000 and then divided by the closing stock price. For example, if the closing stock price were $50, two shares would be issuable and cash would be paid in lieu of 0.86 fractional shares.


Comment # 1, fourth bullet -
----------------------------

     "your analysis of the impact of applying SFAS 128 and EITF
     04-8 prior to and subsequent to the election"


Our analysis of the impact on diluted earnings per share of applying SFAS 128 and EITF 04-8 before the election for the first quarter of fiscal 2005 (quarter ended October 31, 2004) and the fourth quarter of fiscal 2004 (quarter ended July 31, 2004), the only two full quarters impacted before the election, follows (in thousands, except per share amounts):

===============================================================================
                                      Three Months Ended     Three Months Ended
                                        October 31, 2004          July 31, 2004
                                      -----------------------------------------
                                      Election  Election     Election  Election
                                      not made     made*     not made     made*
===============================================================================
    Net income                          $8,560    $8,560       $8,211    $8,211
    After-tax interest expense on
      convertible debentures               714         -          711         -
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    Adjusted net income                 $9,274    $8,560       $8,922    $8,211
===============================================================================
    Weighted average common shares
      outstanding                       16,893    16,893       16,853    16,853
    Effect of dilutive securities:
      Convertible debentures             3,969         -        3,969         -
      Stock options                        263       263          227       227
      Restricted stock/stock units         114       114           79        79
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    Adjusted weighted average common
      shares outstanding                21,239    17,270       21,128    17,159
===============================================================================
    Diluted earnings per common share:   $0.44     $0.50        $0.42     $0.48
===============================================================================
    Reduction in diluted EPS             $0.06                  $0.06
    Percentage of reduction               12.0%                  12.5%
===============================================================================

     * same as reported


The reduction in diluted earnings per share for fiscal 2004 would have been $0.07 (the debentures were issued April 12, 2004).

Registrant disclosed in its earnings press release dated December 8, 2004 for its first fiscal quarter ended October 31, 2004 (filed as Exhibit 99.1 to the October 31, 2004 Form 10-Q) the above $0.06 reduction in diluted earnings per share (reproduced below).

        Steven F. Groth, CFO, announced: "In response to a recent accounting rule change in the calculation of diluted earnings per share, we have irrevocably elected (in accordance with the terms of our $175 million 2.0% convertible senior debentures due
        2034) to fix the payment of the principal amount of converted debentures in cash. As a result, the rule change will not affect diluted earnings per share. Had we not made this election, the new rule would have required the 4.0 million shares of common stock originally issuable upon conversion of the debentures to be included as shares outstanding in the diluted earnings per share calculation reducing quarterly diluted earnings per share by approximately $0.06."

Our analysis of the impact on diluted earnings per share of applying SFAS 128 and EITF 04-8 after the election follows:


ANALYSIS OF THE APPLICATION OF THE TREASURY STOCK METHOD
TO THE ELECTION TO IRREVOCABLY PAY THE PRINCIPAL AMOUNT OF
THE CONVERTIBLE DEBENTURES IN CASH

AS OF OCTOBER 31, 2004


Quarterly average
stock price *             $44.10       $45.10       $46.10       $47.10       $48.10       $48.30
                    ------------  -----------  -----------  -----------  -----------  -----------
Quarterly diluted
earnings per share         $0.50        $0.50        $0.50        $0.50        $0.50        $0.50

Diluted shares
outstanding           17,270,000   17,270,000   17,270,000   17,270,000   17,270,000   17,270,000

Conversion price          $44.10       $44.10       $44.10       $44.10       $44.10       $44.10

Convertible shares     3,969,000    3,969,000    3,969,000    3,969,000    3,969,000    3,969,000

Principal            175,000,000  175,000,000  175,000,000  175,000,000  175,000,000  175,000,000

Additional diluted
shares                         0       88,004      172,191      252,803      330,062      345,130

Additional shares
per dollar increase
in average stock
price                                  88,004       86,095       84,268       82,516       82,174

Percentage of
additional shares                        0.51%        1.00%        1.46%        1.91%        2.00%

Reduction of
diluted earnings
per share                             $0.0025      $0.0050      $0.0073      $0.0096      $0.0100


      Each dollar the average quarterly stock price exceeds the conversion price would lower earnings per share by approximately $0.0025.

      The average stock price must be $48.30, or $4.20 above the conversion price, to reduce quarterly diluted earnings per share by a full $0.01.

      * The average stock price for the quarter ended October
        31, 2004 was $34.85 and therefore, the convertible debentures did not affect diluted earnings per share.

As a result your letter, we added the following underlined disclosures to Notes 3 and 7 in our Form 10-Q filed March 10, 2006 for the fiscal quarter ended January 31, 2006 (please note the share and per share amounts in the following were adjusted for the Registrant's January 31, 2006 3-for-2 stock split and the share and per share amounts above were not adjusted):


Note 3 Debt

Convertible Debentures
     The convertible debentures were originally convertible into 5,954,000 shares of common stock at the conversion price of $29.40 per share resulting in an initial conversion rate of 34.0167 shares per $1 (one thousand) of principal. In December 2004, we irrevocably elected (under the existing terms of the debentures and
                    -----------------------------------------------
without modifying the debentures) to pay the value of converted
---------------------------------
debentures, not exceeding the principal amount, in cash. This eliminated the 5,954,000 shares of common stock originally issuable upon conversion. We will pay any value over principal with shares of common stock.  The number of shares needed to deliver the value
                  ------------------------------------------------
of the debentures over their principal amount would equal the amount
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the price of our common stock on the conversion date exceeds the
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conversion price divided by the price of our common stock on the
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conversion date and multiplied by the number of convertible shares.
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Through January 31, 2006, no event allowing for the debentures to be converted has occurred.


Note 7 Earnings per share

     The convertible debentures will not lower diluted EPS until the quarterly average price of our common stock exceeds the adjusted conversion price of $28.99. In fiscal periods when the average price of our common stock exceeds $28.99, the number of shares of common stock needed to deliver the value of the debentures above their principal amount based on the average stock price would be included as shares outstanding in calculating diluted EPS.
The number of shares to be included would equal the amount of the
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average stock price above the $28.99 conversion price divided by the
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average stock price and multiplied by the 6,038,000 convertible
---------------------------------------------------------------
shares (referred to as the treasury stock method).  The average
--------------------------------------------------
price of our common stock was $28.30 and $27.00 for the three and six months ended January 31, 2006, respectively.


You may contact Steven F. Groth, Chief Financial Officer, or me at
(212) 599-8000 if you have any questions.



                                   Sincerely,
                                   Financial Federal Corporation


                                   _________________________________
                                   Paul R. Sinsheimer
                                   Chief Executive Officer and
                                   President

Exhibit A


                NOTICE OF ELECTION OF CASH SETTLEMENT
                -------------------------------------


                                             December 8, 2004



To the Beneficial Owners of the 2.0% Convertible Senior Debentures
Due 2034
(the "Debentures") issued by Financial Federal Corporation:


           Financial Federal Corporation (the "Company") by this written notice ("Notice") hereby notifies you, pursuant to Section 10.03(c) of the Indenture, dated April 12, 2004, between the Company and Deutsche Bank Trust Company Americas (the "Indenture") that it is hereby irrevocably electing to satisfy in cash up to one hundred percent (100%) of the principal amount of the Debentures converted after the date of this Notice, with any remaining amount to be satisfied in shares of the Company's common stock. Settlement amounts shall be computed and settlement dates shall be determined in the same manner as set forth in Section 10.03(a) of the Indenture.

           Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Indenture.



                              FINANCIAL FEDERAL CORPORATION